Exhibit 4.2

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 490,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, you should refer to our Articles of Incorporation, as amended, our Bylaws, and the Certificate of Designation setting forth the terms of the Series A Convertible Preferred Stock (the “Series A”), as amended, each of which are filed as an exhibit to our Annual Report on Form 10-K, and to the applicable provisions of Nevada law, including Chapter 78 of the Nevada Revised Statutes (the “NRS”).

Common stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. Our Articles of Incorporation do not provide for cumulative voting with respect to the election of directors. The directors are elected by a plurality of the votes cast at the election.

Dividend Rights

Subject to applicable law and to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our Board may determine.

Liquidation Rights

If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, including the Series A described below.

Other Rights and Preferences

The holders of the common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future.

Series A Convertible Preferred Stock

The Company has authorized 1,000,000 shares of Series A. Subject to certain limitations set forth in the Certificate of Designation of the Series A, each share of Series A is convertible into 20 shares of the Company’s common stock. The Series A is non-voting except as may be required by applicable law. The Series A also provides the holders with senior ranking with respect to the Company’s capital stock upon the occurrence of a liquidation, dissolution or winding up, and a liquidation preference in the event of the merger or consolidation of the Company in which the Company is not the surviving entity, the sale of all of the assets of the Company in a transaction which requires stockholder approval or the dissolution or winding up of the Company, in each case at the stated value of $30 per share of Series A.